Baker & McKenzie LLP

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Steven G. Canner

Tel: +1 212 626 4884

Steven.Canner@bakermckenzie.com

February 12, 2021

VIA EDGAR
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Tom Jones and Ms. Erin Purnell

Re:	Aurora Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted December 23, 2020
CIK No. 0001835856

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Aurora Acquisition Corp. (the “Registrant”), in response to comments of the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted on December 23, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated January 19, 2021 to Arnaud Massenet, Chief Executive Officer of Registrant (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. In addition, we attach a copy of the Registration Statement, revised and marked to reflect our responses to the Staff's comments set forth in the Comment Letter (the "Updated Registration Statement").

Draft Registration Statement on Form S-1

Summary Financial Data, page 31

1.        Please revise the introductory paragraph to clarify that “as adjusted” gives effect to the sale of the units offered by this prospectus and the private placement warrants and the application of the estimated net proceeds derived from the sale of such securities.

Response to Comment No. 1.     The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 33 of the Updated Registration Statement.

Because we are incorporated under the laws of the Cayman Islands, page 62

2.        Please file as an exhibit the consent of counsel mentioned in the last paragraph on page 62 and in the last paragraph on page 137.

Response to Comment No. 2.     The Registrant will file the requested exhibit as Exhibit 5.2 to the Updated Registration Statement (or in a subsequent pre-effective amendment thereto) in response to the Staff’s comment.

Dilution, page 72

3.        Please revise to also disclose the numerator and denominator for the pro forma net tangible book value per share calculation assuming the underwriters’ over-allotment option is exercised in full.

Response to Comment No. 3.     The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see page 76 of the Updated Registration Statement.

Principal Shareholders, page 119

4.        Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by Novator Capital Sponsor Ltd.

Response to Comment No. 4.     The Registrant has revised the Registration Statement in response to the Staff’s comment. Please see pages 125-126 of the Updated Registration Statement.

Legal Matters, page 163

5.        Please file as an exhibit an opinion of counsel regarding the validity of the securities offered in this prospectus with respect to the ordinary shares and matters of Cayman Islands law, or please explain why you are not required to do so.

Response to Comment No. 5.     The Registrant will file the requested legal opinions as Exhibit 5.1 and Exhibit 5.2 to the Updated Registration Statement (or in a subsequent pre-effective amendment thereto) in response to the Staff’s comment.

Signatures, page S-1

6.        Please revise the signature page to include the name of the registrant, the signatures of a majority of your board of directors, and the signature of your authorized representative in the United States.

Response to Comment No. 6.     The Registrant has revised the Updated Registration Statement in response to the Staff’s comment.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me.

Sincerely,

/s/ Steven Canner
Steven Canner

cc: Arnaud Massenet, Chief Executive Officer, Aurora Acquisition Corp.